United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of June, 2015

GRUMA, S.A.B. de C.V.
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Cavazos Morales

___________________________
Raul Cavazos Morales
Chief Financial Officer.
Date: June 26, 2015

IR Contact Information: ir@gruma.com (52) 81 8399-3349
San Pedro Garza Garcia, N.L., Mexico, June 26, 2015	www.gruma.com

GRUMA TO DELIST FROM THE NEW YORK STOCK EXCHANGE

San Pedro Garza Garcia, N.L., Mexico; June 26, 2015. - GRUMA, S.A.B. de C.V. (''GRUMA'') (NYSE: GMK, BMV: GRUMAB) announced today its intention to terminate its Deposit Agreement (the ''Agreement'') with Citibank, N.A. (the ''Depositary'') regarding its American Depositary Receipts (''ADRs''), to delist its ADRs from the New York Stock Exchange (''NYSE'') and to terminate its reporting obligations under the Securities Exchange Act of 1934 (the ''Exchange Act'').

The Company decided to delist and deregister the ADRs because it wishes to concentrate the trading of its shares on the Mexican Stock Exchange.

Additionally, the Company weighed the benefits of maintaining an ADR program against the associated costs and reached the decision that continuing the listing of the ADRs is no longer justifiable. The termination of the ADR program will bring benefits to the Company by reducing costs associated with it, including listing, legal and auditing fees, among others.

The expected termination date of the Agreement is September 7, 2015. On or about September 8, 2015, GRUMA expects NYSE to suspend trading in the ADRs and file a Form 25 with the Securities and Exchange Commission (''SEC'') to permanently delist the ADRs. The delisting is expected to be effective 10 days after the filing of Form 25. On or about September 8, 2015, GRUMA intends to file Form 15F with the SEC to deregister and terminate its reporting obligations under the Exchange Act. The last trading day of such ADRs is expected to be on or about September 17, 2015.

The filings will deregister and terminate GRUMA's reporting obligations under the Exchange Act for its ADR program and ordinary shares.

Upon filing Form 15F, GRUMA's reporting obligations with NYSE and SEC will be immediately suspended, and GRUMA expects that the deregistration will be effective 90 days after the filing. GRUMA reserves the right to delay or withdraw the filing of Form 15F for any reason.

GRUMA's ordinary shares will continue to be listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores) and GRUMA will continue to be subject to the disclosure requirements under Mexican law.

GRUMA intends to continue to publish its annual report, interim results and communications as required by applicable law on its website at www.gruma.com.

ABOUT GRUMA
Since 1949, GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Central America, Europe, Asia and Oceania. GRUMA is headquartered in San Pedro Garza Garcia, Mexico, and has approximately 18,000 employees and 79 plants. In 2014, GRUMA had net sales of US$3.4 billion (excluding Venezuelan operations), of which 70% came from non-Mexican operations. For further information, please visit www.gruma.com.